No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2009 that were announced on December 17, 2008, based on various factors such as recent trends in the Company’s financial results.

Exhibit 2:

On January 30, 2009, Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for Business Management Operations Honda Motor Co., Ltd.

Date: February 10, 2009

[Translation]

January 30, 2009

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takeo Fukui
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2009

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2009 that were announced on December 17, 2008, based on various factors such as recent trends in the Company’s financial results.

Particulars

Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2009

(Millions of Yen, except Basic net income per common share)	Net sales and other operating revenue	Operating income	Income before income taxes, minority interest and equity in income of affiliates	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	10,400,000	180,000	190,000	185,000	101.95
Forecast revised on January 30, 2009 (B)	10,100,000	140,000	135,000	80,000	44.09
Change (B-A)	-300,000	-40,000	-55,000	-105,000	—
Percentage change (%)	-2.9	-22.2	-28.9	-56.8	—
(Reference) Results of the fiscal year ended March 31, 2008	12,002,834	953,109	895,841	600,039	330.54

Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2009

(Millions of Yen, except Basic net income per common share)	Net sales	Operating income	Ordinary income	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	3,490,000	-200,000	-21,000	-55,000	-30.31
Forecast revised on January 30, 2009 (B)	3,380,000	-205,000	-45,000	-95,000	-52.35
Change (B-A)	-110,000	-5,000	-24,000	-40,000	—
Percentage change (%)	-3.2	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2008	4,088,029	140,490	351,154	298,594	164.44

Basis for Revision of Forecasts for Financial Results of the Fiscal Year Ending March 31, 2009

The Company has reviewed its sales plan for motorcycles, automobiles and power products and other businesses as well as its assumption of average exchange rates for the fourth quarter period and has revised its consolidated and unconsolidated financial forecasts which were announced on December 17, 2008.

The assumption of the average exchange rates for the fiscal fourth quarter ending March 31, 2009 at which these forecasts are based on was changed to ¥ 85 = U.S.$1 and to ¥ 110 = Euro 1. The assumption of the average exchange rates for the fiscal year ending March 31, 2009 at which these forecasts are based on was changed to ¥ 100 = U.S.$1 from ¥ 101 = U.S.$1 and to ¥ 140 = Euro 1 from ¥ 136 = Euro 1.

*	For more detail, please refer to the “presentation” and “financial results” in “consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2008” (URL http://world.honda.com/investors/event/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

January 30, 2009

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2008

Tokyo, January 30, 2009 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2008.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2008 totaled JPY 20.2 billion (USD 222 million), a decrease of 89.9% from the same period in 2007. Basic net income per common share for the quarter amounted to JPY 11.16 (USD 0.12), a decrease of JPY 99.09 from JPY 110.25 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,533.2 billion (USD 27,829 million), a decrease of 16.8% from the same period in 2007, primarily due to decreased revenue in the automobile business and currency translation effects, although unit sales in motorcycle business increased. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2007, revenue for the quarter would have decreased by approximately 4.4%.

Consolidated operating income for the quarter totaled JPY 102.4 billion (USD 1,125 million), a decrease of 62.9%, due primarily to increased raw material costs, fixed costs per unit as a result of reduced production and SG&A expenses and the negative impact of currency effects caused by the appreciation of the Japanese yen.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled JPY 86.7 billion (USD 953 million), a decrease of 66.7% from the same period in 2007.

Equity in income of affiliates amounted to JPY 30.7 billion (USD 338 million) for the quarter, a decrease of 1.6% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal third quarter by business segment, motorcycle unit sales totaled 2,504 thousand units, an increase of 5.8% from the same period last year. Unit sales in Japan totaled 44 thousand units, a decrease of 18.5% compared to the same period last year. Overseas unit sales was 2,460 thousand units, an increase of 6.4% from the same period in 2007*, due mainly to increased unit sales in Asia, particularly in India and Vietnam, and in Brazil. Revenue from sales to external customers decreased 6.0%, to JPY 342.8 billion (USD 3,767 million) from the same period last year, due mainly to negative currency translation effects. Operating income was JPY 25.2 billion (USD 277 million), a decrease of 16.9% from the same period last year, due mainly to increased raw material costs and the negative impact of currency effects caused by the appreciation of the Japanese yen, more than offsetting the positive impact of increased revenue, model mix, etc., continuing cost reduction efforts and decreased SG&A expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,110 thousand units for the period.

Honda’s automobile unit sales totaled 940 thousand units, a decrease of 5.1% for the same period last year. In Japan, unit sales amounted to 135 thousand units, a decrease of 6.9% from the same period last year. Overseas unit sales decreased 4.8% to 805 thousand units from the corresponding period last year, due mainly to weak demand, primarily for light trucks, in North America and decreased unit sales in Europe, more than offsetting an increase of unit sales in Asia, mainly in Thailand and other regions including Brazil, and increased sales of automobile knocked-down parts to China. Revenue from sales to external customers decreased 19.4% to JPY 1,974.2 billion (USD 21,688 million) from the same period in 2007, due mainly to the negative currency translation effects and decreased overseas unit sales, particularly in North America. Operating income decreased 68.0% to JPY 70.5 billion (USD 775 million) from the same period last year, due primarily to increased raw material costs, decreased revenue, increased SG&A expenses and the negative impact of currency effects, more than offsetting continuing cost reduction efforts.

Revenue from customers in the financial services business increased 5.0% to JPY 142.6 billion (USD 1,568 million) from the same period in 2007, due mainly to an increase in operating lease revenues. Operating income decreased 58.5% to JPY 9.4 billion (USD 104 million) from the same period in 2007, due primarily to the increased provision related to credit losses and allowance for losses on lease residual values.

Honda’s power product unit sales totaled 1,115 thousand units, a decrease of 5.3% from the same period in 2007. In Japan, unit sales totaled 110 thousand units, a decrease of 10.6% from the same period last year. Overseas unit sales totaled 1,005 thousand units, a decrease of 4.7% from the corresponding period last year, due primarily to a decline of unit sales of general-purpose engines for OEM* production in Europe and of generators in North America. Revenue from sales to external customers in power product and other businesses decreased by 22.9% to JPY 73.3 billion (USD 806 million) from the same period last year, due mainly to decreased unit sales of power products and negative currency translation effects. The Company reported operating loss of JPY 2.8 billion (USD 31 million), a decrease of JPY 5.0 billion from the same period in 2007. This was primarily due to the negative impact of decreased revenue, model mix etc., negative currency effects caused by the appreciation of the Japanese yen and increased R&D expenses of other businesses, which more than offset decreased SG&A expenses.

* OEM (Original equipment manufacturing)

    OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 1,079.2 billion (USD 11,856 million), down 13.4% compared to the same period last year, due primarily to decreased unit sales in automobile business in Japan. Operating income decreased JPY 120.5 billion from the same period last year, to record operating loss of JPY 64.3 billion (USD 707 million), due primarily to the negative impact of decreased revenue, model mix, etc., increased raw material costs and the negative impact of the currency effects caused by the appreciation of the Japanese yen, more than offsetting continuing cost reduction efforts and decreased SG&A expenses.

In North America, revenue decreased by 24.9% to JPY 1,231.6 billion (USD 13,530 million) from the same period in 2007 due mainly to the negative impact of the currency translation effects and decreased revenue in the automobile business. Operating income decreased by 55.2% to JPY 70.0 billion (USD 770 million) from the same period last year due primarily to the negative impact of decreased revenue, weak model mix, increased raw material costs, the increase in fixed costs per unit as a result of reduced production and the negative impact of currency effects caused by appreciation of the Japanese yen, more than offsetting decreased SG&A expenses.

In Europe, revenue decreased by 17.2% to JPY 299.4 billion (USD 3,289 million), from the same period in 2007 due primarily to the negative impact of currency translation effects and decreased revenue in all of the business segments. Operating income decreased by 80.5% to JPY 1.1 billion (USD 13 million) from the same period last year due primarily to increased SG&A expenses and increased raw material costs despite continuing cost reduction efforts.

In Asia, revenue decreased by 6.8% to JPY 385.2 billion (USD 4,232 million) from the same period last year due to the negative impact of the currency translation effects despite increased sales in the motorcycle and automobile businesses. Operating income decreased by 34.8% to JPY 24.9 billion (USD 275 million) from the corresponding period last year due mainly to the negative impact of the currency effects caused by the appreciation of the Japanese yen, increased raw material costs and increased SG&A expenses, more than offsetting the positive impact of increased revenue.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In other regions such as Latin America, the Middle East, Africa and Oceania, revenue increased by 7.1% to JPY 304.7 billion (USD 3,347 million) compared to the same period last year, due mainly to increased sales in all business segments, which more than offset the negative impact of currency translation effects. Operating income increased by 31.8% to JPY 41.8 billion (USD 460 million) from the corresponding period in 2007.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥ 91.03=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2008.

Nine Months Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2008 totaled JPY 323.1 billion (USD 3,550 million), a decrease of 43.8% from the same period in 2007. Basic net income per Common share for the period amounted to JPY 178.10 (USD 1.96), a decrease of JPY 138.39 from JPY 316.49 for the same period in 2007.

Consolidated revenue for the period amounted to JPY 8,227.3 billion (USD 90,381 million), a decrease of 8.0% from the same period in 2007, primarily due to currency translation effects. Honda estimates that if calculated at the same exchange rate as the same period in 2007, revenue for the quarter would have increased by approximately 1.4%.

Consolidated operating income for the period totaled JPY 472.6 billion (USD 5,192 million), a decrease of 39.7% compared to the same period in 2007. This decrease in operating income was primarily due to increased SG&A expenses, increased raw material costs, increased depreciation expenses and the negative currency effects caused by the appreciation of the Japanese yen, more than offsetting the positive impact of the change in revenue and continuing cost reduction efforts.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the period totaled JPY 471.3 billion (USD 5,177 million), a decrease of 37.1% from the same period in 2007.

Equity in income of affiliates amounted to JPY 96.2 billion (USD 1,058 million) for the period, an increase of 1.8% from the same period in 2007. Equity in income of affiliates set a record high profit for the fiscal nine months.

Business Segment

With respect to Honda’s sales for the fiscal nine months by business segment, unit sales of motorcycles totaled 8,112 thousand units, an increase of 16.7% from the same period in 2007. Unit sales in Japan totaled 181 thousand units, a decrease of 26.1%. Overseas unit sales was 7,931 thousand units, an increase of 18.2%*, due mainly to the increased units sales of motorcycle knocked-down parts for local production at Honda’s affiliates accounted for under the equity method in Asia. Revenue from sales to external customers increased 2.0%, to JPY 1,137.0 billion (USD 12,491 million) from the same period in 2007, due mainly to increased revenue in Asia and other regions including Brazil, despite the negative currency translation effects. Operating income increased by 4.3% to JPY 102.7 billion (USD 1,129 million) from the same period in 2007, due mainly to the positive impact of increased revenue, model mix, etc. and continuing cost reduction efforts, which more than offset increased raw material costs, the negative currency effects caused by the appreciation of the Japanese yen and increased depreciation expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 3,590 thousand units for the period.

Honda’s unit sales of automobiles was 2,837 thousand units, decreased by 1.3% from the same period in 2007. In Japan, unit sales totaled 415 thousand units, decreased by 2.1% from the same period in 2007. Overseas unit sales decreased 1.1% to 2,422 thousand units, due mainly to decreased unit sales in North America, which more than offset the increased unit sales in Asia and other regions including Brazil. Revenue from sales to external customers decreased 10.7% to JPY 6,372.9 billion (USD 70,009 million) from the same period in 2007, due to the negative impact of the currency translation effects. Operating income decreased 46.6% to JPY 310.8 billion (USD 3,415 million) from the same period in 2007, primarily due to increased raw material costs, increased SG&A expenses, increased depreciation expenses and the negative currency effects caused by the appreciation of the Japanese yen, which more than offset the positive impact of the change in revenue, continuing cost reduction efforts and decreased R&D expenses.

Revenue from sales to external customers in financial services business increased 13.0% to JPY 447.0 billion (USD 4,911 million) from the same period in 2007, due mainly to the increased operating lease revenues, despite negative currency translation effects. Operating income decreased 27.6% to JPY 62.5 billion (USD 688 million) from the same period in 2007, due mainly to the increased provision related to credit losses and allowance for losses on lease residual values and the negative currency effects caused by the appreciation of the Japanese yen, which more than offset the increased revenue.

Honda’s unit sales of power products was 3,656 thousand units, down by 7.8 % from the same period in 2007. In Japan, unit sales totaled 415 thousand units, an increase of 4.0%. Overseas unit sales decreased 9.1%, to 3,241 thousand units, due mainly to the declined sales in North America and Europe. Revenue from sales to external customers in power product and other businesses decreased by 11.2% to JPY 270.3 billion (USD 2,970 million) from the same period in 2007, due mainly to the negative currency translation effects and decreased unit sales in power product business. Operating income decreased JPY 20.7 billion from the same period in 2007, to record operating loss of JPY 3.5 billion (USD 39 million), due mainly to the negative impact of decreased revenue, increased R&D expenses of other businesses and the negative currency effects caused by the appreciation of the Japanese yen, more than offsetting decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographical segment, in Japan, revenue for domestic and exports sales was JPY 3,422.4 billion (USD 37,596 million), down by 5.9% compared to the same period in 2007, due primarily to decreased sales in the motorcycle and automobile businesses in Japan. Operating income was JPY 14.4 billion (USD 159 million), down by 92.4% from the same period in 2007.

In North America, revenue decreased by 14.4% to JPY 4,094.8 billion (USD 44,984 million) from the same period in 2007, due mainly to the negative currency translation effects and decreased sales in the automobile business. Operating income decreased by 49.3% to JPY 187.1 billion (USD 2,056 million) from the same period in 2007.

In Europe, revenue decreased by 12.0% to JPY 1,014.6 billion (USD 11,147 million) compared to the same period in 2007, due primarily to the negative impact of the currency translation effects. Operating income decreased by 37.0% to JPY 20.7 billion (USD 228 million) from the same period in 2007.

In Asia, revenue increased by 4.2% to JPY 1,273.3 billion (USD 13,988 million) from the same period in 2007, due primarily to the increased revenue in all of the business segments, which offset the negative impact of the currency translation effects. Operating income increased by 1.1% to JPY 109.9 billion (USD 1,208 million) from the same period in 2007.

In other regions, revenue increased by 21.7% to JPY 948.0 billion (USD 10,415 million) compared to the same period in 2007, due mainly to the increased revenue in all of the business segments. Operating income increased by 51.7% to JPY 127.0 billion (USD 1,395 million) from the same period in 2007.

Consolidated Statements of Balance Sheets for the Fiscal Nine Months Ended December 31, 2008

From April 1, 2008, total assets decreased JPY 578.1 billion (USD 6,351 million), to JPY 12,037.3 billion (USD 132,235 million) at December 31, 2008, mainly due to the currency translation effects despite increased current assets, finance subsidiaries-receivables and property on operating leases. From April 1, 2008, total liabilities decreased by JPY 283.2 billion (USD 3,112 million), to JPY 7,646.2 billion (USD 83,997 million) at December 31, 2008, mainly due to currency translation effects, which more than offset an increase in funds raised by finance subsidiaries and increased current liabilities. For the nine months ended December 31, 2008, total stockholders’ equity decreased JPY 287.9 billion (USD 3,163 million), to JPY 4,256.3 billion (USD 46,758 million), primarily due to the currency translation effects and cash dividends paid, despite quarterly net income.

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Consolidated cash and cash equivalents at the end of the period from April 1, 2008 through December 31, 2008 decreased by JPY 311.4 billion (USD 3,422 million) from March 31, 2008, to JPY 739.4 billion (USD 8,123 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 376.1 billion (USD 4,133 million) of cash inflows for the fiscal nine months ended December 31, 2008, mainly attributable to an increase in quarterly net income and a decrease in depreciation, which offset an increase in inventories and a decrease in accrued expenses. Cash inflows from operating activities decreased by JPY 331.2 billion (USD 3,639 million) compared with the corresponding period in 2007.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 1,214.5 billion (USD 13,342 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from sales of finance subsidiaries-receivables, and the purchase and sales of operating lease assets. Cash outflows from investing activities decreased by JPY 28.6 billion (USD 315 million) compared with the corresponding period in 2007.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 640.9 billion (USD 7,042 million), which was attributable to proceeds from long-term debt, increase in short-term debt and repayment of long-term debt, despite cash dividends paid. Cash inflows from financing activities increased by JPY 117.6 billion (USD 1,293 million) compared with the corresponding period in 2007.

Forecasts for the Fiscal Year Ending March 31, 2009

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2009, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 85 and JPY 110, respectively, for the fourth quarter of the year ending March 31, 2009, and JPY 100 and JPY 140, respectively, for the full year ending March 31, 2009.

Projected unit sales for the full year ending March 31, 2009 are shown below.

	Unit (thousands)	Changes from FY2008 (thousands)
Motorcycle business	10,175	+855
Automobile business	3,525	-400
Power product business	5,260	-797

FY2009 Forecasts for Consolidated Results Fiscal year ending March 31, 2009

	Yen (billions)	Changes from FY 2008
Net sales and other operating revenue	10,100	-15.9%
Operating income	140	-85.3%
Income before income taxes minority interest and equity in income of affiliates	135	-84.9%
Net income	80	-86.7%

	Yen
Basic net income per Common share	44.09

The reasons for the increases or decreases for forecasts of the operating income and income before income taxes, minority interest and equity in income of affiliates for the fiscal year ending March 31, 2009 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	-216.0
Cost reduction, the effect of raw material cost fluctuations, etc.	-216.0
SG&A expenses, excluding currency effect	- 92.0
R&D expenses	-7.1
Currency effect	-282.0

Operating income compared with fiscal year 2008	-813.1

Fair value of derivative instruments	96.0
Others	-43.7

Income before income taxes, minority interest and equity in income of affiliates compared with fiscal year 2008	-760.8

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 30, 2009, resolved to make the quarterly dividend JPY 11 per share of common stock, the record date of which is December 31, 2008. The expected year-end dividend per share of common stock for the fiscal year ending March 31, 2009 has not been determined yet. The Company will make a proposal for such dividend after considering consolidated financial results for the fiscal year ending March 31, 2009 and forecasts for consolidated financial results for the fiscal year ending March 31, 2010.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended December 31, 2008 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes nine months income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes, minority interest and equity in income of affiliates for the nine months ended December 31, 2008. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Fair value measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this statement does not have a material impact on the Company’s consolidated financial position or results of operations.

The Company has omitted disclosures required by this statement.

(b) The fair value option for financial assets and financial liabilities

The Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of SFAS No. 115” has been effective since April 1, 2008. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. Honda has not elected the fair value option during the nine months ended December 31, 2008. Accordingly, the adoption of this statement has no impact on the Company’s consolidated financial position or results of operations.

[1] Consolidated Financial Summary

For the three months and nine months ended December 31, 2008 and 2007

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2008	Three months ended Dec. 31, 2007	Nine months ended Dec. 31, 2008	Nine months ended Dec. 31, 2007
Net sales and other operating revenue	2,533,257	3,044,814	8,227,343	8,947,283
Operating income	102,452	276,243	472,650	784,265
Income before income taxes, minority interest and equity in income of affiliates	86,750	260,745	471,307	748,995
Net income	20,242	200,009	323,169	574,609

	Yen
Basic net income per common share	11.16	110.25	178.10	316.49

	U.S. Dollar (millions)
	Three months ended Dec. 31, 2008		Nine months ended Dec. 31, 2008
Net sales and other operating revenue	27,829		90,381
Operating income	1,125		5,192
Income before income taxes, minority interest and equity in income of affiliates	953		5,177
Net income	222		3,550

	U.S. Dollar
Basic net income per common share	0.12		1.96

[2] Consolidated Balance Sheets

	Yen (millions)
	December 31, 2008 (Unaudited)	March 31, 2008
Assets
Current assets:
Cash and cash equivalents	739,414	1,050,902
Trade accounts and notes receivable	888,880	1,021,743
Finance subsidiaries-receivables, net	1,271,206	1,340,728
Inventories	1,365,824	1,199,260
Deferred income taxes	124,865	158,825
Other current assets	467,675	460,110

Total current assets	4,857,864	5,231,568

Finance subsidiaries-receivables, net	2,476,325	2,707,820

Investments and advances:
Investments in and advances to affiliates	571,865	549,812
Other, including marketable equity securities	131,523	222,110

Total investments and advances	703,388	771,922

Property on operating leases:
Vehicles	1,347,105	1,014,412
Less accumulated depreciation	205,730	95,440

Net property on operating leases	1,141,375	918,972

Property, plant and equipment, at cost:
Land	459,220	457,352
Buildings	1,393,565	1,396,934
Machinery and equipment	3,042,866	3,135,513
Construction in progress	172,491	227,479

	5,068,142	5,217,278
Less accumulated depreciation and amortization	2,975,049	3,015,979

Net property, plant and equipment	2,093,093	2,201,299

Other assets	765,337	783,962

Total assets	12,037,382	12,615,543

[2] Consolidated Balance Sheets – continued

	Yen (millions)
	December 31, 2008 (Unaudited)	March 31, 2008
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	1,831,972	1,687,115
Current portion of long-term debt	787,020	871,050
Trade payables:
Notes	34,730	39,006
Accounts	802,025	1,015,130
Accrued expenses	540,924	730,615
Income taxes payable	63,434	71,354
Other current liabilities	250,794	264,280

Total current liabilities	4,310,899	4,678,550

Long-term debt, excluding current portion	1,913,842	1,836,652
Other liabilities	1,421,462	1,414,270

Total liabilities	7,646,203	7,929,472

Minority interests in consolidated subsidiaries	134,842	141,806

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	42,275	39,811
Retained earnings	5,300,909	5,099,983
Accumulated other comprehensive income (loss), net	(1,273,734)	(782,198)
Treasury stock, at cost 20,290,531 shares on Mar. 31, 2008 and 20,217,750 shares in Dec. 31, 2008	(71,709)	(71,927)

Total stockholders’ equity	4,256,337	4,544,265

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	12,037,382	12,615,543

[3] Consolidated Statements of Income

(A) For the nine months ended December 31, 2007 and 2008

	Yen (millions)
	Nine months ended Dec. 31, 2007	Nine months ended Dec. 31, 2008
Net sales and other operating revenue	8,947,283	8,227,343
Operating costs and expenses:
Cost of sales	6,341,145	5,932,637
Selling, general and administrative	1,393,361	1,398,935
Research and development	428,512	423,121

Operating income	784,265	472,650
Other income:
Interest	37,186	33,778
Other	1,865	22,099
Other expenses:
Interest	11,290	17,680
Other	63,031	39,540

Income before income taxes, minority interest and equity in income of affiliates	748,995	471,307
Income tax (benefit) expense:
Current	195,976	104,605
Deferred	51,546	122,162

Income before minority interest and equity in income of affiliates	501,473	244,540
Minority interest in income of consolidated subsidiaries	(21,432)	(17,647)

Equity in income of affiliates	94,568	96,276
Net income	574,609	323,169

	Yen
Basic net income per common share	316.49	178.10

(B) For the three months ended December 31, 2007 and 2008

	Yen (millions)
	Three months ended Dec. 31, 2007	Three months ended Dec. 31, 2008
Net sales and other operating revenue	3,044,814	2,533,257
Operating costs and expenses:
Cost of sales	2,140,323	1,833,960
Selling, general and administrative	481,042	447,497
Research and development	147,206	149,348

Operating income	276,243	102,452
Other income:
Interest	11,666	11,386
Other	2,750	19,734
Other expenses:
Interest	3,535	6,266
Other	26,379	40,556

Income before income taxes, minority interest and equity in income of affiliates	260,745	86,750
Income tax (benefit) expense:
Current	36,780	37,518
Deferred	47,100	55,633

Income before minority interest and equity in income of affiliates	176,865	(6,401)
Minority interest in income of consolidated subsidiaries	(8,163)	(4,152)

Equity in income of affiliates	31,307	30,795
Net income	200,009	20,242

	Yen
Basic net income per common share	110.25	11.16

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2007 (Unaudited)	Nine months ended Dec. 31, 2008 (Unaudited)
Cash flows from operating activities:
Net income	574,609	323,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	306,841	308,112
Depreciation of property on operating leases	68,493	144,001
Deferred income taxes	51,546	122,162
Minority interest in income	21,432	17,647
Equity in income of affiliates	(94,568)	(96,276)
Dividends from affiliates	40,419	33,932
Provision for credit and lease residual losses on finance subsidiaries-receivables	39,646	63,472
Impairment loss on investments in securities	480	22,822
Impairment loss on long-lived assets and goodwill	3,154	26,905
Loss (gain) on derivative instruments, net	50,029	(43,386)
Decrease (increase) in assets:
Trade accounts and notes receivable	94,870	(82,449)
Inventories	(154,792)	(367,119)
Other current assets	(14,902)	(36,954)
Other assets	(98,008)	4,791
Increase (decrease) in liabilities:
Trade accounts and notes payable	(98,239)	8,162
Accrued expenses	(117,797)	(106,011)
Income taxes payable	(7,763)	5,631
Other current liabilities	11,591	1,310
Other liabilities	39,391	45,887
Other, net	(8,969)	(19,612)

Net cash provided by operating activities	707,463	376,196

Cash flows from investing activities:
Increase in investments and advances	(4,363)	(1,749)
Decrease in investments and advances	636	1,739
Payments for purchases of available-for-sale securities	(145,949)	(31,738)
Proceeds from sales of available-for-sale securities	160,505	24,895
Payments for purchases of held-to-maturity securities	(30,006)	(17,348)
Proceeds from redemptions of held-to-maturity securities	28,345	32,667
Capital expenditures	(493,087)	(457,628)
Proceeds from sales of property, plant and equipment	21,592	15,733
Acquisitions of finance subsidiaries-receivables	(2,054,367)	(2,072,549)
Collections of finance subsidiaries-receivables	1,705,004	1,620,230
Proceeds from sales of finance subsidiaries-receivables	160,338	128,762
Purchase of operating lease assets	(608,485)	(534,591)
Proceeds from sales of operating lease assets	16,641	77,027

Net cash used in investing activities	(1,243,196)	(1,214,550)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2007 (Unaudited)	Nine months ended Dec. 31, 2008 (Unaudited)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	408,819	456,467
Proceeds from long-term debt	880,308	1,047,155
Repayment of long-term debt	(613,888)	(733,269)
Cash dividends paid	(112,669)	(119,764)
Cash dividends paid to minority interests	(8,504)	(9,897)
Payment for purchase of treasury stock, net	(30,771)	296

Net cash provided by financing activities	523,295	640,988

Effect of exchange rate changes on cash and cash equivalents	30,430	(114,122)

Net change in cash and cash equivalents	17,992	(311,488)
Cash and cash equivalents at beginning of year	945,546	1,050,902

Cash and cash equivalents at end of period	963,538	739,414

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

1. Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

(A) As of and for the three months ended December 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	364,672	2,449,018	135,926	95,198	3,044,814	—	3,044,814
Intersegment	—	—	3,745	5,015	8,760	(8,760)	—

Total	364,672	2,449,018	139,671	100,213	3,053,574	(8,760)	3,044,814

Segment income (loss)	30,367	220,712	22,907	2,257	276,243	—	276,243

As of and for the three months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	342,881	1,974,288	142,690	73,398	2,533,257	—	2,533,257
Intersegment	—	—	3,338	6,166	9,504	(9,504)	—

Total	342,881	1,974,288	146,028	79,564	2,542,761	(9,504)	2,533,257

Segment income (loss)	25,233	70,547	9,495	(2,823)	102,452	—	102,452

(B) As of and for the nine months ended December 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,114,635	7,132,725	395,535	304,388	8,947,283	—	8,947,283
Intersegment	—	—	11,807	16,073	27,880	(27,880)	—

Total	1,114,635	7,132,725	407,342	320,461	8,975,163	(27,880)	8,947,283

Segment income (loss)	98,534	582,075	86,437	17,219	784,265	—	784,265

Assets	1,230,350	5,738,024	6,273,168	323,987	13,565,529	(541,944)	13,023,585
Depreciation and amortization	34,506	262,765	69,229	8,834	375,334	—	375,334
Capital expenditures	53,196	390,439	608,913	17,036	1,069,584	—	1,069,584

As of and for the nine months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,137,019	6,372,933	447,018	270,373	8,227,343	—	8,227,343
Intersegment	—	—	11,206	19,126	30,332	(30,332)	—

Total	1,137,019	6,372,933	458,224	289,499	8,257,675	(30,332)	8,227,343

Segment income (loss)	102,781	310,822	62,585	(3,538)	472,650	—	472,650

Assets	1,131,371	5,531,129	5,781,503	285,359	12,729,362	(691,980)	12,037,382
Depreciation and amortization	39,065	258,247	144,614	10,187	452,113	—	452,113
Capital expenditures	67,990	341,292	535,368	10,956	955,606	—	955,606

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 362,408 million as of December 31, 2007 and JPY 165,657 million as of December 31, 2008 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 68,493 million for the nine months ended December 31, 2007 and JPY 144,001 million for the nine months ended December 31, 2008, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 608,485 million for the nine months ended December 31, 2007 and JPY 534,591 million for the nine months ended December 31, 2008 respectively, of purchase of operating lease assets.

[7] Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

1. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended December 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	515,041	1,600,090	336,651	320,565	272,467	3,044,814	—	3,044,814
Transfers between geographic areas	731,083	40,493	25,098	92,846	12,144	901,664	(901,664)	—

Total	1,246,124	1,640,583	361,749	413,411	284,611	3,946,478	(901,664)	3,044,814

Operating income	56,225	156,378	5,821	38,348	31,790	288,562	(12,319)	276,243

As of and for the three months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	486,707	1,171,067	265,308	320,605	289,570	2,533,257	—	2,533,257
Transfers between geographic areas	592,567	60,571	34,110	64,674	15,136	767,058	(767,058)	—

Total	1,079,274	1,231,638	299,418	385,279	304,706	3,300,315	(767,058)	2,533,257

Operating income	(64,361)	70,077	1,138	24,995	41,899	73,748	28,704	102,452

(B) As of and for the nine months ended December 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,483,939	4,653,559	1,082,813	973,501	753,471	8,947,283	—	8,947,283
Transfers between geographic areas	2,154,002	127,525	70,026	248,869	25,356	2,625,778	(2,625,778)	—

Total	3,637,941	4,781,084	1,152,839	1,222,370	778,827	11,573,061	(2,625,778)	8,947,283

Operating income	190,202	369,450	32,887	108,727	83,703	784,969	(704)	784,265

Assets	3,020,771	7,418,111	963,723	1,097,331	556,412	13,056,348	(32,763)	13,023,585
Long-lived assets	1,030,986	1,588,850	188,609	257,169	120,126	3,185,740	—	3,185,740

As of and for the nine months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,456,127	3,904,029	920,630	1,054,664	891,893	8,227,343	—	8,227,343
Transfers between geographic areas	1,966,275	190,839	94,050	218,694	56,148	2,526,006	(2,526,006)	—

Total	3,422,402	4,094,868	1,014,680	1,273,358	948,041	10,753,349	(2,526,006)	8,227,343

Operating income	14,483	187,186	20,732	109,959	127,002	459,362	13,288	472,650

Assets	3,210,205	6,534,535	838,282	1,087,068	623,594	12,293,684	(256,302)	12,037,382
Long-lived assets	1,091,718	1,749,035	109,896	252,503	134,478	3,337,630	—	3,337,630

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 362,408 million as of December 31, 2007 and JPY 165,657 million as of December 31, 2008 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

2. Overseas Sales and revenues based on the location of the customer

(A) For the three months ended December 31, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,594,741	341,023	393,438	333,034	2,662,236
Consolidated sales					3,044,814
Overseas sales ratio to consolidated sales	52.4%	11.2%	12.9%	10.9%	87.4%

For the three months ended December 31, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,163,927	263,612	396,305	349,114	2,172,958
Consolidated sales					2,533,257
Overseas sales ratio to consolidated sales	45.9%	10.4%	15.6%	13.9%	85.8%

(B) For the Nine months ended December 31, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,637,241	1,095,566	1,179,397	898,585	7,810,789
Consolidated sales					8,947,283
Overseas sales ratio to consolidated sales	51.8%	12.2%	13.2%	10.1%	87.3%

For the Nine months ended December 31, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,885,573	913,837	1,268,134	1,057,051	7,124,595
Consolidated sales					8,227,343
Overseas sales ratio to consolidated sales	47.2%	11.1%	15.4%	12.9%	86.6%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] Information Related to Stockholders’ Equity

As of and for the Nine months ended December 31, 2008

1. Information concerning cash dividends

(a)	Cash dividends paid during the period

Resolved at the General Meeting of Shareholders on June 24, 2008

Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	March 31, 2008
Effective date	June 25, 2008
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on July 25, 2008

Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	June 30, 2008
Effective date	August 25, 2008
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on October 28, 2008

Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	September 30, 2008
Effective date	November 26, 2008
Resource for dividend	Retained earnings

(b)	Cash dividends to be paid for the three months ended December 31, 2008, effective date of which is after December 31, 2008

Resolved by the Board of Directors at its meeting held on January 30, 2009

Total amount of dividends (million yen)	19,960
Dividend per share of common stock (yen)	11.00
Record date	December 31, 2008
Effective date	February 26, 2009
Resource for dividend	Retained earnings

2. Significant changes in stockholders’ equity

None

[9] Income Tax Expense

Due to the decrease in the amount of foreign tax credit carryforwards expected to be utilized in the future years, Honda has recorded a valuation allowance for the related deferred tax asset as of December 31, 2008. Honda records deferred tax liabilities for undistributed earnings of foreign subsidiaries and joint ventures. As the amount of foreign tax credit expected to be utilized upon the receipt of dividends from these foreign subsidiaries and joint ventures has also been decreased, Honda has recorded additional deferred tax liabilities for undistributed earnings of foreign subsidiaries and joint ventures as of December 31, 2008. Due primarily to these accounting treatments, the effective tax rates of Honda for the three months and nine months periods ended December 31, 2008 differ from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2009.

[10] Reclassifications

Certain revisions for misclassifications and reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the same period in 2008.

[11] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Dec. 31, 2007	Three months ended Dec. 31, 2008	Nine months ended Dec. 31, 2007	Nine months ended Dec. 31, 2008
MOTORCYCLES

Japan	54	44	245	181
	(54)	(44)	(245)	(181)
North America	102	75	303	248
	(52)	(48)	(157)	(143)
Europe	61	48	224	205
	(58)	(46)	(216)	(198)
Asia	1,748	1,878	5,016	6,074
	(1,748)	(1,878)	(5,016)	(6,074)
Other Regions	401	459	1,164	1,404
	(396)	(455)	(1,153)	(1,392)

Total	2,366	2,504	6,952	8,112
	(2,308)	(2,471)	(6,787)	(7,988)

AUTOMOBILES

Japan	145	135	424	415
North America	481	416	1,391	1,277
Europe	90	85	282	247
Asia	188	217	552	642
Other Regions	87	87	225	256

Total	991	940	2,874	2,837

POWER PRODUCTS

Japan	123	110	399	415
North America	361	343	1,527	1,238
Europe	352	284	1,022	834
Asia	202	225	664	770
Other Regions	140	153	353	399

Total	1,178	1,115	3,965	3,656

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

[12] Net Sales Breakdown

For the three months and nine months ended December 31, 2007 and 2008

	Yen (millions)
	Three months ended Dec. 31, 2007	Three months ended Dec. 31, 2008	Nine months ended Dec. 31, 2007	Nine months ended Dec. 31, 2008
MOTORCYCLE BUSINESS

Japan	17,934	17,091	72,398	64,240
North America	56,238	39,275	177,336	142,633
Europe	43,404	26,393	159,296	138,870
Asia	124,604	117,703	358,664	362,709
Other Regions	122,492	142,419	346,941	428,567

Total	364,672	342,881	1,114,635	1,137,019

AUTOMOBILE BUSINESS

Japan	320,285	305,806	933,793	916,639
North America	1,395,559	982,909	4,022,806	3,276,571
Europe	274,366	222,110	863,173	714,055
Asia	258,139	267,259	787,144	866,860
Other Regions	200,669	196,204	525,809	598,808

Total	2,449,018	1,974,288	7,132,725	6,372,933

FINANCIAL SERVICES BUSINESS

Japan	5,765	6,062	17,414	18,062
North America	123,318	128,570	358,695	405,429
Europe	3,424	2,923	9,998	10,122
Asia	1,289	1,143	3,733	3,641
Other Regions	2,130	3,992	5,695	9,764

Total	135,926	142,690	395,535	447,018

POWER PRODUCT & OTHER BUSINESSES

Japan	38,594	31,340	112,889	103,807
North America	19,626	13,173	78,404	60,940
Europe	19,829	12,186	63,099	50,790
Asia	9,406	10,200	29,856	34,924
Other Regions	7,743	6,499	20,140	19,912

Total	95,198	73,398	304,388	270,373

TOTAL

Japan	382,578	360,299	1,136,494	1,102,748
North America	1,594,741	1,163,927	4,637,241	3,885,573
Europe	341,023	263,612	1,095,566	913,837
Asia	393,438	396,305	1,179,397	1,268,134
Other Regions	333,034	349,114	898,585	1,057,051

Total	3,044,814	2,533,257	8,947,283	8,227,343

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.